SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                                 For 6 July, 2006


                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




                                  SCHEDULE 11
    Notification of Transactions of Directors/Persons Discharging Managerial
                      Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


All relevant boxes should be completed in block capital letters

 1   Name of the Issuer                 2   State whether the notification
                                            relates to:

     Bank of Ireland                        (i) a transaction notified in
                                            accordance with Market Abuse Rules;

                                            (ii) a disclosure made in accordance
                                            with section 53 (as extended by
                                            section 64 of the Companies Act
                                            1990) or entered into the issuer's
                                            register in accordance with section
                                            59 of the Companies Act 1990; or
                                            (iii) both (i) and (ii).
                                            Notification relates to (iii) above
                                            and to the UK Disclosure Rule 3.1.4
                                            R (1) (a)

 3   Name of person discharging         4   State whether notification relates
     managerial responsibilities/           to a person connected with a person
     director                               discharging managerial
                                            responsibilities/director named in 3
                                            and identify the connected person
     Brian Goggin (Director), John
     O'Donovan (Director), John
     Clifford (Secretary)

 5   Indicate whether the notification  6   Description of shares (including
     is in respect of a holding of the      class) debentures or derivatives or
     person referred to in 3 or 4           financial instruments relating to
     above or in respect of a               shares
     non-beneficial interest

 7   Name of registered shareholder(s)  8   State the nature of the
     and, if more than one, number of       transaction
     shares held by each of them

 9   Number of shares, debentures or   10   Percentage of issued class acquired
     financial instruments relating to      (treasury shares of that class
     shares acquired                        should not be taken into account
                                            when calculating percentage)

11   Number of shares, debentures or   12   Percentage of issued class disposed
     financial instruments relating to      (treasury shares of that class
     shares disposed                        should not be taken into account
                                            when calculating percentage)

13   Price per share or value of       14   Date and place of transaction
     transaction

15   Total holding following           16   Date issuer informed of
     notification and total percentage      transaction
     holding following notification
     (any treasury shares should not
     be taken into account when
     calculating percentage)

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17   Date of grant                           18   Period during which or date on
                                                  which it can be exercised
     4 July 2006 for both the Executive           ESOS - 4/7/2009 to 4/7/2016
     Stock Option Scheme (ESOS) and the Long
     Term Incentive Plan (LTIP)
                                                  LTIP - Earliest Vesting Date
                                                  is 4/7/2009

19   Total amount paid (if any) for grant of 20   Description of shares or
     the option                                   debentures involved (class and
                                                  number)

     Nil                                          Units of Ordinary Stock:-
                                                  Brian Goggin - ESOS 78,500/
                                                  LTIP 117,850
                                                  John O'Donovan - ESOS 30,500/
                                                  LTIP 30,500
                                                  John Clifford - ESOS 18,700/
                                                  LTIP 18,700

21   Exercise price (if fixed at time of     22   Total number of shares or
     grant) or indication that the price is       debentures over which options
     to be fixed at the time of exercise          are held following
                                                  notification

     euro 14 for ESOS. Not applicable to          Brian Goggin
     LTIP.
                                                  ESOS 368,000/LTIP 373,350/SAYE
                                                  4,261
                                                  John O'Donovan
                                                  ESOS 173,000/LTIP 98,000/SAYE
                                                  2,653
                                                  John Clifford
                                                  ESOS 83,200/LTIP 43,200/SAYE
                                                  1,522

23   Any additional information              24   Name of contact and telephone
                                                  number for queries

     Sub-Committee of the Group Remuneration      Peter Nugent
     Committee approved the pricing, the
     grant date and stock amounts on 5 July
     2006.
                                                  + 353 1 6043402


Name and signature of duly designated officer of issuer responsible for making notification

Peter Nugent - Assistant Group Secretary

Date of notification 6 July 2006







                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: 6 July, 2006